Exhibit 99.1

ALIBABA GROUP HOLDING LIMITED

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an annual general meeting (the “General Meeting”) of Alibaba Group Holding Limited (the “Company” or “we”) will be held on September 17, 2021 at 7:00 p.m., China Standard Time, or 7:00 a.m., U.S. Eastern Daylight Time. The General Meeting will be held on the Company’s campus at 969 West Wen Yi Road, Yu Hang District, Hangzhou, People’s Republic of China.

Holders of the Company’s ordinary shares, par value US$0.000003125 per share (“Ordinary Shares”), as of the Ordinary Shares Record Date (as defined below), are cordially invited to attend the General Meeting or send their proxy forms or voting instructions in advance.

Under the Company’s Articles of Association, holders of American depositary shares (“ADSs”), each representing eight Ordinary Shares, may not attend in person or vote at the General Meeting. Instead, holders of record of ADSs as of the ADS Record Date (as defined below) will need to instruct Citibank, N.A., the depositary of the ADSs, as to how to vote the Ordinary Shares represented by the ADSs.

A live webcast of the General Meeting (the “Virtual Meeting”) will also be available. Both holders of Ordinary Shares and holders of ADSs of record as of the Ordinary Shares Record Date and ADS Record Date, respectively, may access the Virtual Meeting. However, you will not be able to vote at the General Meeting through the Virtual Meeting.

Please see below for further details and instructions on sending your voting instructions, accessing the Virtual Meeting and attending the General Meeting.

IMPORTANT NOTICE

In light of the logistical uncertainties and health risks posed by the COVID-19 pandemic, we encourage holders of our Ordinary Shares to attend the General Meeting through accessing the Virtual Meeting and send in proxy forms or voting instructions in advance. Holders of ADSs should send Citibank their voting instructions using the ADS voting card as separately instructed.

In addition, despite our best efforts, we may be forced to change the date, time, location or other arrangements before the General Meeting. We will announce any changes as soon as possible and post updates on the “Investor Relations – Annual General Meeting” section of our website at www.alibabagroup.com/en/ir/agm.

AGENDA

The General Meeting will be held for the following purposes:

•	To consider and, if thought fit, pass the following resolutions:

Proposal No. 1:	To elect three directors.

Proposal No. 2:	To ratify the appointment of PricewaterhouseCoopers as the independent registered public accounting firm of the Company for the fiscal year ending March 31, 2022.

•	To consider and transact such other business as may properly come before the General Meeting or any adjournment or adjournments thereof.

Further details of the proposals above are set out in the proxy statement (which proxy statement is hereby incorporated into this notice by reference).

You can review and download the proxy statement and other proxy materials at the “Investor Relations – Annual General Meeting” section of the Company’s website at www.alibabagroup.com/en/ir/agm, or request a paper or e-mail copy of the proxy statement and other proxy materials, free of charge, by e-mail to shareholdermeeting@alibaba-inc.com.

ORDINARY SHARES RECORD DATE AND ADS RECORD DATE

The board of directors of the Company has fixed the close of business on August 4, 2021, China Standard Time, as the record date of ordinary shares (the “Ordinary Shares Record Date”). Holders of record of the Company’s Ordinary Shares as of the Ordinary Shares Record Date are entitled to attend and vote at the General Meeting and any adjourned meeting thereof or send their proxy forms or voting instructions in advance.

Holders of record of ADSs as of the close of business on August 4, 2021, U.S. Eastern Daylight Time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying Ordinary Shares must give voting instructions to Citibank, N.A., the depositary of the ADSs.

PROXY FORMS, VOTING INSTRUCTIONS AND ADS VOTING CARDS

A holder of Ordinary Shares as of the Ordinary Shares Record Date may appoint a proxy to exercise his or her rights at the General Meeting. Please refer to the proxy form, which is incorporated by reference into and as a part of this notice, and also the proxy statement for further details and instructions.

If you hold Ordinary Shares indirectly through a brokerage firm, bank or other financial institution, you must return a voting instruction form to your brokerage firm, bank or other financial institution. Please separately contact your brokerage firm, bank or other financial institution for information on how to vote.

A holder of ADSs as of the ADS Record Date will need to instruct Citibank, N.A., the depositary of the ADSs, as to how to vote the Ordinary Shares represented by the ADSs. Please refer to the ADS Voting Card, which is incorporated by reference into and as a part of this notice, and also the proxy statement for further details and instructions.

The proxy statement and the proxy form are also available for viewing on the “Investor Relations – Annual General Meeting” section of our website at www.alibabagroup.com/en/ir/agm.

Your vote is important. You are urged to complete, sign, date and return the proxy form to us (for holders of Ordinary Shares), your voting instructions to your brokerage firm, bank or other financial institutions (for those who hold Ordinary Shares indirectly) or your ADS Voting Card to Citibank, N.A. (for holders of ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 7:00 p.m., China Standard Time, on September 15, 2021 to ensure your representation at the General Meeting and Citibank, N.A. must receive your ADS Voting Card by no later than 10:00 a.m., U.S. Eastern Daylight Time, on September 8, 2021 to enable the votes attaching to the Ordinary Shares represented by your ADSs to be cast at the General Meeting. If you hold Ordinary Shares indirectly, please contact your brokerage firm, bank or other financial institution for the relevant voting deadline.

ACCESSING THE VIRTUAL MEETING

Both holders of Ordinary Shares and holders of ADSs as of the Ordinary Shares Record Date and ADS Record Date, respectively, may attend the General Meeting through accessing the Virtual Meeting.

You will not be able to vote through the Virtual Meeting. Therefore, if you plan on attending the General Meeting through accessing the Virtual Meeting, please send in your proxy form or voting instructions (for holders of Ordinary Shares) or ADS Voting Card (for holders of ADSs) in advance.

You may access the Virtual Meeting at www.virtualshareholdermeeting.com/alibaba21. This website will be accessible on or shortly after the date of the proxy statement.

To log into the Virtual Meeting, you will need a unique 16-digit control code, which the holders of ADSs received in the mail and holders of Ordinary Shares can obtain by following the instructions mailed to them together with this Notice of Annual General Meeting. With your 16-digit control code, you will be able to submit questions through the Virtual Meeting prior to the meeting and in real-time during the meeting. Due to the time limit, only selected questions submitted through the Virtual Meeting will be answered at the General Meeting.

ATTENDING THE GENERAL MEETING

Only holders of record of Ordinary Shares may attend General Meeting

Only holders of record of Ordinary Shares as of the Ordinary Shares Record Date are entitled to attend and vote at the General Meeting. Those who hold the Company’s Ordinary Shares indirectly should contact their brokerage firm, bank or other financial institution for further information on how to attend and vote at the General Meeting. Please note that holders of ADSs are not entitled to attend the General Meeting. Any holder of ADSs who appears at the venue of the General Meeting will not be allowed to attend the General Meeting.

Register in advance to attend General Meeting

In order for us to better protect your health and safety and enable us to comply with government-imposed social distancing measures and other requirements that may be in effect from time to time due to the COVID-19 pandemic, if you plan to attend the General Meeting on site in person, we ask that you please register in advance by following the instructions on our website at www.alibabagroup.com/en/ir/agm no later than 7:00 p.m. on September 3, 2021, China Standard Time. We cannot guarantee access to the General Meeting for holders of Ordinary Shares who did not register.

General Meeting logistics

On the day of the General Meeting, please plan to arrive at FlyZoo Hotel, 8 Qinchengli,969 West Wen Yi Road, Yu Hang District, Hangzhou, Postal Code 310000, People’s Republic of China between 4:30 p.m. and 5:30 p.m., China Standard Time, for check-in. Please bring a photo identification document (e.g. PRC identity card, Hong Kong identity card or any passport), and for corporate representatives please also bring the relevant power of attorney (signed and stamped) for check-in.

To safeguard the health and safety of everyone who will attend the General Meeting in person and as may be required by applicable laws and regulations in effect at the time, we may implement certain precautionary measures, including:

•	compulsory body temperature screenings;

•	requiring you to submit a health declaration form and to display applicable health codes before you are permitted to attend the General Meeting;

•	requiring you to wear a surgical face mask at all times during the General Meeting (please note that no surgical face mask will be provided at the General Meeting and all attendees should wear their own surgical face masks); and

•	no corporate gifts will be provided and no drinks or refreshment will be served.

Any holder of Ordinary Shares and any duly appointed proxy or corporate representative of holder of Ordinary Shares, or any other person claiming a right to attend the General Meeting, must be, and must appear to be healthy to attend the General Meeting both at the point of entry and throughout the proceedings of the meeting. Any person who is not in such condition at all relevant times, or who does not comply with any precautionary measures being implemented, in each case in the reasonable view of any officer or agent of the Company, may be refused entry to the General Meeting, or may be instructed to leave the General Meeting at any time. All officers and agents of the Company reserve the right to refuse any person entry to the General Meeting, or to instruct any person to leave the General Meeting, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the General Meeting.

ANNUAL REPORT

You may obtain a copy of the Company’s annual report on Form 20-F and/or Hong Kong annual report, free of charge, from the Company’s website at www.alibabagroup.com/en/ir/home, from the SEC’s website at www.sec.gov (for the annual report on Form 20-F) or the website of the Stock Exchange of Hong Kong Limited at www.hkexnews.hk (for the Hong Kong annual report), or by contacting Alibaba Group Holding Limited, 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong, attention: Investor Relations, telephone: +852 2215-5100, e-mail: investor@alibabagroup.com.

By order of the Board of Directors

/s/ Kevin Jinwei ZHANG
Kevin Jinwei ZHANG
Company Secretary

Hong Kong, China

August 10, 2021